United States securities and exchange commission logo





                                September 27, 2022

       Mark Fuller
       Chief Executive Officer
       Castellum, Inc.
       3 Bethesda Metro Center, Suite 700
       Bethesda, MD 20814

                                                        Re: Castellum, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 2,
2022
                                                            File No. 333-267249

       Dear Mr. Fuller:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed September 2, 2022

       Capitalization, page 36

   1. Please explain why you did not reflect the Reverse Stock Split on a pro forma as adjusted basis or revise
accordingly.
       Dilution, page 37

   2. Please revise to clarify, if true, that your as adjusted net tangible book value as of June 30,
                                                        2022 of $4,170,584
gives effect to other transactions in connection with the Offering, not just the sale of common
stock.
 Mark Fuller
FirstName
Castellum, LastNameMark    Fuller
           Inc.
Comapany 27,
September  NameCastellum,
               2022         Inc.
September
Page 2     27, 2022 Page 2
FirstName LastName
Notes to Condensed Consolidated Financial Statements, June 30, 2022 and 2021
Note 6: Convertible Promissory Notes - Related Parties, page F-16

3. Please explain the increase in the amount of the BCF discount recorded, where in the financials the increase was recorded, and the applicable guidance in ASC 470-20 that you applied.
General

4. We note the revisions to your Amended and Restated Articles of Incorporation filed as
         Exhibit 3.1 in response to comment 11. Please also revise your Amended and Restated
         Bylaws filed as Exhibit 3.2 to ensure that the exclusive forum provision in the governing documents clearly states whether the provision applies to federal securities laws. In this regard, please ensure consistency with your disclosure on page 29.
       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Steven Lipstein, Esq.